Comment Number	Page[s]	Explanation
1 .	1	Included
2 .	2	Eliminated. No preliminary prospectus being circulated.
3 .	10	Revised
4 .	12	Eliminated
5 .	13	Indicated
6 .	13-14	Revised
7 .		Subscription agreement revised
8 .	18	Sifry matters disclosed
9 .	21	Updated
10 .	23	Description revised to conform to Item 101(a)
11 .	23	Developer information disclosed
12 .	25	On-going services described
13 .	24	Suppliers disclosed
14 .	24	Marketing described
15 .	24	Direct sales and no installation disclosed
16 .	25	Support fees disclosed
17 .	25	Fees disclosed
18 .	26	Existing software disclosed. Development not started on other software.
19 .	24	Government regulation disclosed
20 .	35

These issuances are described in Certain Transactions.  The difference between the shares listed and the 7,564,566 shares involves the sale of 810,000 shares and the issuance of 500,000 shares to GPT.  See Recent Sales of Unregistered Securities.

21 .	28	Profit margins disclosed
22 .	32-35	Section revised. All contracts disclosed. All affiliations disclosed.
23 .	36	Promoters named
24 .	36	Updated
25 .	38	Address corrected
26 .	38	Compensation disclosed
27 .	14-15	Determination disclosed
28 .		See below
29 .		See below
30 .		See below
31 .		See below
32 .		See below
33 .		See below
34 .		See below
35 .		See below
36 .		See below
37 .		See below
38		See below
39 .		See below
40 .		See below
41 .		See below
42 .		See below
43 .		See below
44 .		Exhibit provided

ACCOUNTING COMMENTS:

December 31, 2004 Financial Statements

Statement of Stockholders' Deficit

28.  Corrected as requested

Statements of Cash Flows

29.  Corrected as requested

Notes to Financial Statements

Note 1 - Summary of Significant Accounting Policies

30.  The accounting method has been added to Note 1.

Revenue Recognition

31. Corrected as requested

32. Corrected as requested

Note 4 - Income Taxes

33.  The net operating loss carry forward and deferred tax asset have been updated.  Please see revision.

Note 5 - Commitments

34.  Corrected as requested

35.  Corrected as requested

36.  Sputnik's understanding of the original agreement was, if the contingencies from the original agreement were met, the warrants would have to be issued.  The contingencies were never met, and the warrants were never issued.  This settlement enforced the fact that DLA Piper Rudnick Gray Cary has no rights to be issued any warrants.  As of September 30, 2005, Sputnik owes DLA Piper Rudnick Gray Cary $13,972.  That amount is included in Accounts Payable on the face of the Balance Sheet.

Note 8 - Restatement

37.  Corrected as requested

June 30, 2005 Unaudited Interim Financial Statements

General

38.  The September 30, 2005 statements have been presented to conform with changes made to the December 31, 2004 financial statements.

39.  A statement of equity has been added

Statement of Operations

40.  Sputnik has received 20,000 shares of the Technorati stock as part a legal settlement.  Technorati is not publicly traded, nor is it part of a publicly traded company.  No financial statements of Technorati could be obtained, and no market for the shares could be determined.  There was no basis to value the shares received, and therefore, no value was assigned, and no additional gain was recognized for the shares.

41.  The three month periods have been removed.

Note 2 - Equity

42.  6,894,000 shares valued at $682,441 were payable as of December 31, 2004.  This is comprised of the 6,394,000 plus the additional 500,000 shares valued at $50,000 for GPT (reference comment No. 35).  An additional 810,000 shares were sold, but not issued, for $81,000 in cash during the first quarter of 2005.  Therefore, there was an obligation to issue 7,704,061 shares valued at $736,441 as of March 31, 2005.  During the second quarter, all of the shares were issued to settle the obligation.

Other regulatory

43.  A current consent has been provided.